Exhibit 99.(a)(2)

A French translation of this communication is also available

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Saturn (the “Offer”) is being made by RT Canada Acquisition Corp. (the “Offeror”), a wholly-owned indirect subsidiary of Jupiter.

This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Saturn and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Saturn shareholders.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Jupiter will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Saturn is expected to file a directors’ circular with respect to the Offer. Jupiter will also file with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Saturn is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF SATURN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Jupiter’s website, www.jupiter.com.

While the Offer is being made to all holders of Saturn common shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Jupiter may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Offer will be made to holders in Belgium of shares and/or certificates admitted to trading on Euronext-Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the “Belgian Supplement”) is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the

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offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

The Offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

An announcement including the main information relating to Jupiter’s Offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain  information relating to how and in which time limit Saturn shareholders residing in France can accept this Offer.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements” about Jupiter and Saturn. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Jupiter or Saturn. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Jupiter’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Saturn’s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Nothing in this communication should be interpreted to mean that the future earnings per share of Jupiter will necessarily match or exceed its historical published earnings per share.

Other than in accordance with their legal and regulatory obligations (including, in the case of Jupiter, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Jupiter nor Saturn is under any obligation and each of Jupiter and Saturn expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Pro Forma Financial Information

Pro forma financial amounts for 2006 included in this communication are derived from the published financial statements of Jupiter and Saturn for the year ended 31 December 2006. Saturn prepares its financial statements under United States generally accepted accounting principles (“US GAAP”) and Jupiter prepares its financial statements under International Financial Reporting

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Standards (“IFRS”). US GAAP and IFRS differ in certain significant respects. For the purposes of this communication, amounts determined under US GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either US GAAP or under IFRS could differ significantly from the pro forma information presented herein. In addition, to this pro forma information does not constitute “Pro Forma Financial Information” as it is defined in Article 11 of Regulation S-X of the SEC.

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FINAL TRANSCRIPT

Conference Call Transcript

RTP - Rio Tinto plc makes a recommended all cash offer for Alcan US/Canadian Conference Call

Event Date/Time: Jul. 12. 2007 / 3:30PM UKT

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Jul. 12. 2007 / 3:30PM UKT, RTP - Rio Tinto plc makes a recommended all cash offer for Alcan US/Canadian Conference Call

CORPORATE PARTICIPANTS

Tom Albanese

Rio Tinto plc - CEO

Dick Evans

Alcan - President, CEO

Guy Elliott

Rio Tinto plc - CFO

Paul Skinner

Rio Tinto plc - Chairman

CONFERENCE CALL PARTICIPANTS

Victor Lazarovici

BMO - Analyst

Steve Kippsy

CVG - Analyst

Vivek Pal

UBS - Analyst

Harry Mateer

Lehman Brothers - Analyst

Andy Baker

Jefferies - Analyst

PRESENTATION

Paul Skinner  - Rio Tinto plc - Chairman

Well hello everyone. Essentially good morning to those in North America. Thank you for joining us at relatively short notice. My name is Paul Skinner. I’m chairman of Rio Tinto, joining you by video link from Montreal. Tom Albanese, our Chief Executive, is with me here in Canada. Guy Elliott, our Chief Financial Officer is in London. With Tom and I in Montreal we also have Dick Evans, President and CEO of Alcan, who has agreed to participate with us in this presentation.

We are all very pleased to be able to speak to you from Montreal and London this morning to announce our recommended cash offer of $101 per share — U.S. dollars that is — for each Alcan share. This offer amounts to a total consideration of $38.1 billion for the entire equity of Alcan.

We believe it is a compelling offer for Alcan shareholders, and it has the recommendation of their entire Board. The offer carries the certainty of cash and a 65.5% premium for the price before the announcement of Alcoa’s bid in May.

The transaction will bring together two leading industry aluminium players in a powerful combination of high-quality, competitively positioned assets. It is an excellent fit with Rio Tinto’s strategy of creating value by investing in diversified, high-quality, long-life and low-cost resources. It will create value for our shareholders and it will also benefit all of our stakeholders.

We are fully committed to a continuing investment in Quebec and Canada’s resource infrastructure. And we plan to headquarter the world’s leading aluminium business which will result from this combination, here in Montreal.

In Australia and we are combining complementary assets as a key feature of global leadership in the aluminium industry. And we will continue to manage bauxite and alumina, if you like, the mining and refining segments of the business from Brisbane.

Rio Tinto intends to retain its focus on upstream activities by the divestment of Alcan’s Packaging Division, which is something we are jointly agreed with them upon. We will retain the Engineered Products Division and maintain a continued focus on managing that portfolio for optimum value.

Moving to the next chart. This is a very attractive and straightforward cash offer for Alcan shareholders that is recommended by its Board of Directors. As I said, it represents a premium 65% to Alcan’s all-time high closing share price prior to the 7th of May, and a 33% premium to Alcoa’s current offer. The offer price of $101 per share amounts to an enterprise value of $44 billion comprising an equity component of $38.1 billion and a debt of $5.6 billion.

The offer provides Alcan shareholders with certainty. They can get the full cash value of their shares after acceptance of our offer. And the value of our offer to Alcan shareholders is not contingent on the delivery of future synergies.

We are naturally very pleased that the Alcan Board has recognized the full and fair value of our offer and given it unanimous recommendation. It has also offered a full endorsement of our response to the conditions of the continuity agreement, which exists between Alcan and the government of Quebec. I think this also highlights our commitment to Canada. As to the timetable, we hope to have the transaction finalized in the fourth quarter of this year.

And with that introduction, I would now like to hand over to Tom to talk about the transaction logic and its very positive impact on Rio Tinto’s future growth and development.

Tom Albanese  - Rio Tinto plc - CEO

Good morning to everyone. As Paul has mentioned already, we believe this to be a compelling offer that is compelling for Alcan shareholders, for our own shareholders, and certainly for all stakeholders. Today I want to explain to you how this deal provides an exciting fit with Rio Tinto’s businesses by complementing our existing assets and transforming our Aluminum Product Group to a sector leader. This is consistent with our strategy and our approach to value creation.

Aluminum is a good business to be in, and I would like to discuss the positive outlook and why this combination of high-quality, low-cost assets is uniquely competitive. I will also reiterate the business values that are at the heart of this deal and will continue to remain at the core of everything we do.

I would like to then hand it over to Dick, who will speak about this from his perspective. And then finally Guy will give you more background on the financial structure of the deal and the effect on a broader Rio Tinto Group, before Paul concludes with a few words on Rio Tinto’s commitment to those countries in which we will be operating these new assets.

Next slide. Turning to Rio Tinto’s shareholders. This transaction will make Rio Tinto the industry leader in aluminium. On a production basis we will be number one in bauxite and number one in smelting, and in the top-ranked alumina producers with clear pathways to growth in that area, such as the recently approved expansion of our existing Yarwun refinery in Australia. Overall, we believe the pipeline of development opportunities we are creating through this combination is among the best in the aluminum business.

Looking at the wider picture, we see the fundamentals of the aluminum sector as very strong. Demand has lifted by increased demand from China for emerging economies, as well as Western world economies, which are all increasing usage in terms of applications such as transportation. While the supply outlook for aluminum is roughly balanced, we see that rising production costs across the industry create an opportunity to generate sustainable, strong returns for long-term producers.

We have long stated that our strategy is the main focus on high-quality, low-cost, long-lived assets and we believe that Alcan’s downstream assets, with their unique power generation capabilities, fit squarely with that vision. In particular, the sustainable low-cost position in smelting through its access to water rights, hydro power and long-term contracts will become increasingly valuable as energy becomes more expensive and carbon emissions begin to be restricted and/or priced.

The geographic profile of the combined business remains highly attractive. The significant weighting for OECD jurisdictions will allow us to expand into new regions without risking our balance sheet. Within the wider Rio Tinto Group the deal adds diversity and balance to the very strong earnings of our copper and iron ore businesses. These three metals are the key beneficiaries to China’s exceptional growth as future outlook. We believe this transaction will create additional and increased shareholder value for Rio Tinto’s shareholders in the short, the medium and the long-term.

Following this transaction Rio Tinto will be a bigger Company. This will provide an opportunity for a strategic review of all of our assets, and looking for those which may lack the fit and/or the long-term competitive position to belong in the larger Rio Tinto Group.

Talking about the fundamentals. We believe the aluminum market fundamentals are very positive. The long-term trend in aluminum has been one of rising demand, and the future outlook is quite positive. Demand growth in China to 2011 is expected to be 15% per year, driving an increase in global demand to over 6% per year. And in fact global demand growth over the last four years has been even higher at over 7% per year, which comfortably exceeds the rate of growth of copper demand that sits around 4%, to use that example.

This demand growth has been due to a number of factors. Aluminum is used in a wide range of applications and is well-placed to benefit from demand trends, demand changes across the global economy. It will benefit from construction activity related to urbanization in emerging regions such as China, and global infrastructure spending particularly on power.

Although energy intensive in its production, aluminum has many environmental advantages over the life cycle. It is easily and efficiently recyclable, and its light weight means it is well positioned to benefit from new applications and substitution from other materials and other metals. As a result, we think it will be the winner in the future global warming debate.

Looking at China’s market share, the importance of Chinese demand cannot be underestimated. Ten to fifteen years ago Chinese demand for key metals like copper, aluminum and iron ore represented approximately 5 to 10% of global demand. Today China represents between 20 and 30% of global demand for copper and aluminum, and over 40% for seaborne iron ore demand. Steel, copper and aluminum are the three key metals behind the China growth story. And this transaction will put our alumina business in a comparably strong position next to our iron ore and our copper businesses. And our position as a supplier to the Chinese market will certainly be reinforced.

Of course, where goes China, India is likely to follow. While India will have a different GDP growth path to China, it is growing nearly as fast, but from an earlier position in the cycle. Looking now at aluminum, as aluminum consumption on a per capita GDP basis in the next slide, we can see that this path of metal growth and mineral intensity has been observed for many metals over many years. Aluminum is no exception. It shows rising metal intensity and per capita GDP increases.

What is particularly interesting about this chart are the size of these bubbles, each representing the size of the absolute aluminum consumption in that country. As you can see, the total size of the Chinese market is huge, even at a relatively early-stage of economic development. This suggests that as the developing economies grow their GDP the demand outlook will be extremely robust. Of course, and as I have said, you can’t help but notice the demand growth potential for India positioned way at the bottom left of this chart.

Looking at rising costs. In recent years we have seen the supply side respond to strong demand with rapid growth in smelting capacity, particularly in China. However, we have also witnessed the trend of rising costs. And the industry cost curve has deepened as well as risen, as you can see from the highlighted areas of the chart on the left.

Part of this rise in industry costs are cyclical, driven by high spot alumina prices. But there’s also a more permanent structural component to this rise in costs. Even as China has increased its alumina smelting refining capacity it has become more and more dependent on high delivered bauxite and bauxite imports. And this situation is likely to remain, if not compound, over the coming years.

The added capacity of Chinese smelting also tends to be high, and operating costs as illustrated in the right of this chart shows that China now dominates the highest cost quartile of the cost curve.

Since energy costs account for approximately one-third of total cash operating costs for the average smelter, and these costs are likely to rise especially in China where energy constraints are increasing, this encourages an increase in that long-term cost curve. And certainly from the perspective of China, Chinese central policymakers are likely to discourage the export of such energy intensive products as aluminum.

As costs across the industry rise, the value of those assets occupying the sustainable position in the lowest cost quartile will certainly increase further, and certainly and increasingly differentiate themselves from highest cost production.

And it is at the low end of the cost curve that Alcan’s assets are exactly positioned. As you can see, 83% of its smelting assets are in the lowest two-thirds cost — the lowest two cost quartiles and have a sustainable, competitive cost position due to self-generating power assets and longer-

term power contracts. This transaction will preserve that position by ensuring the terms of the Quebec Continuity Agreement, which underpins these contracts, are continued to be met. Moreover, Alcan’s smelter technology is the industry benchmark, and its proprietary AP technology leads the market with over 6 million tons of capacity installed worldwide.

Rio Tinto has demonstrated leadership in understanding and managing all cost drivers of the business. With the development of the generation of AP technology, the AP 50, the combined group will continue to lead the sector in cost and energy efficiency.

Alcan’s leadership in smelting R&D reflecting the historic position of France is expected to lead to an even further improvement in energy and carbon efficiency. And again this will be increasingly important in a carbon constrained world.

Looking at the hydro. Alcan’s competitive position with regard to energy supply, a vital ingredient of the aluminum business, is unique. Self generation and long-term contracts cover about 90% of Alcan’s overall energy requirements and offer the scale, competitive position and the longevity to make it such a strong fit with Rio Tinto’s long-term strategy.

Alcan’s unique access to this power supply will therefore allow the combined group to be both environmentally friendly, to be well positioned for carbon restriction and pricing, and highly competitive in the long-term from a cost perspective.

Hydro power also builds on Rio Tinto’s existing climate change and energy strategy, from which you will see the Group starting up a significant carbon capture and storage initiative and develop its uranium portfolio to take advantage of the potential for a nuclear renaissance. In many ways this hydro power position complements our strategy by being a long lived, world-class resource in itself.

Turning now to bauxite and alumina. The combination of Rio Tinto and Alcan will create the number one bauxite producer, with a very strong position founded on the reserves and the resources at Weipa and Gove in Australia, and of course also in Guinea. And just to give you an idea of scale, together the combined reserves of the two companies would allow for over 50 years of current production, plus in addition to that significant resource potential.

New development opportunities would open up Weipa in particular to take advantage of Rio Tinto’s outstanding bauxite resource and the complementary nature of the two companies’ assets in northeast Australia and Queensland.

The combined Group’s alumina refineries will be large and low cost, a further expansion of the vision across the portfolio. We have a clear pathway to being the number one producer in alumina with the commissioning of the Gove expansion and recent announcement of expansion at Yarwun, which combined will add an incremental capacity of 4 million tons.

Alcan has announced its overrun on capital at the Gove expansion. And we recognize it has been challenging, but are confident that we can help add value to the commissioning of that project with our project execution skills, and of course our long exposure and deep capabilities in Australia.

This slide illustrates our combined leadership in the aluminum sector in total. On a world production basis we will be number one in bauxite and number one in smelting based upon the data from 2006. We will be in the top rank of aluminum producers, alumina producers. And I have said already, we have identified clear pathways for refinery expansion to about 12 million tons combined alumina. And our goal therefore would be number one in that sector also. Aluminum is a sector where competitors can be out of balance in the production chain from mining bauxite to smelting metal. In those terms Rio Tinto Alcan will be very favorably positioned.

You’ll see from this slide that most of Rio Tinto and Alcan’s aluminum assets are secured in attractive locations, with Alcan’s assets complementing the overall balance of Rio Tinto’s asset base. Of course, many future opportunities will lie outside these areas, and we are by no means restricting where we look or where we invest. The location of our existing assets gives us the solid position from which to expand.

Growth is important and there will certainly be opportunities to create value from optimizing the development sequence of the combined opportunity sets. The two businesses have extremely complementary pipelines. For example, both companies have committed to, or are in the process of reviewing, the potential for large-scale investments in the Middle East. Rio Tinto is currently undertaking a feasibility study into a 750,000 ton smelter in Abu Dhabi, while Alcan is part of the way through the construction of its Sohar smelter in Oman, with further expansion options in the pipeline. It has recently formed an integrated Saudi joint venture to study a bauxite, alumina and metal opportunity.

Other smelter developments in Canada, in South Africa, in Iceland and in Malaysia are all underpinned by alumina and bauxite expansions. A long established position and operational experience in South Africa will certainly support Alcan’s smelter project in South Africa.

Moving to the structure of the new group, you can see by the expansion of the Alcan it significantly rebalances our commodity portfolio, giving us a more equal weighting between iron ore, copper and aluminum. As I said earlier, these are the three key metals for China’s growth, and of course then India.

You can see from this chart on the right that the EBITDA contribution of Alcan and Rio Tinto’s alumina assets combined would have represented approximately one-third of the combined group’s EBITDA in 2006.

As I mentioned, we plan to divest Alcan’s packaging business immediately, and we have agreed with Alcan on that. Following this, there will be a broad review of the entire Rio Tinto portfolio. And as we get larger, we will have a new tail of assets throughout Rio Tinto, which may or may not meet our requirements of scale and competitive position. We will look at active value-based portfolio management of some of these assets, just as we have in the past.

We have committed to building our combined Rio Tinto Alcan alumina businesses around our natural strengths in Canada, Australia and France. The headquarters for the expanded Product Group and the smelting business will be here in Montreal, given the significant presence that Rio Tinto and Alcan have in Canada, and our commitment to grow our business and our presence here.

We will also establish one of our regional shared service hubs in Montreal to support our large asset base and operations in Canada. The bauxite and the alumina businesses and the associated R&D activities for bauxite and alumina will be managed jointly from Brisbane, which is logical given the strength and the presence of the combined businesses in Australia. R&D and primary aluminum smelting will be directed and managed in Canada, and undertaken in Quebec and France, given the key operations in those areas.

Over the years both Leigh and I have talked about the competitive advantages to be gained by Rio Tinto of being joined up in a better way. Benchmarking best practices and instituting programs like IPT, or improving performance together, where the best operations become the natural template of the Group as a whole.

Alcan and the Alcan integration will fit very well into these efforts, and integration will focus on a number of opportunities. Business system integration will be a high priority, making use of our established hub and spoke systems, IPT, and leveraging off global procurement, global marine, shared services, and other systems that we have invested in over the past. I will discuss synergies in more detail, but the investment we have put in these global systems over the past few years will certainly pay dividends in this very important integration.

As I said at the beginning of the presentation, the common values and belief in sustainable development is at the heart of both businesses and vital for the future success as a combined group.

We believe our employees are of the utmost importance. As such we have a shared commitment to excellence in the safety and welfare of our employees. Rio Tinto and Alcan consistently rank among the very best performers in the metals and the mining sector in terms of our lost time injury frequency rates. And we are absolutely committed to maintaining these high safety standards.

We also of course consider fair and decent treatment of our employees to be vital, and recognize and respect these rights. We respect the cultural heritage and the environment of the communities where we work, where we operate in partnership to optimize the economic effects of our activities on their livelihoods, as well as the overall community economies.

We seek to be the acknowledged leader in environmental performance by demonstrating good stewardship of natural resources, by reducing our environmental footprint and by meeting community expectations to support sustainable development. These shared values create a firm basis for successful combination of these two businesses.

We have thought long, and we have thought hard about the right way to approach integration. And I’m very pleased that Dick Evans will be staying on in order to help implement the integration. I’d like now to turn it over to Dick, who will say a few words.

Dick Evans  - Alcan - President, CEO

Good morning and good afternoon. As someone who has spent nearly 40 years in the aluminum industry, I think you can probably imagine why I’m very pleased to be here today to be part of the announcement of the creation of the new world leader in aluminium, and a leader I think in all respects.

As Tom and as I mentioned, it is a leader. It will be a leader in capacity in aluminum and bauxite, soon in alumina. It will be unmatched in terms of the quality of its growth pipeline. It will be the clear absolute leader in terms of technology, both in smelting as well as in alumina refining. And on top of all that, it will have a very attractive cost position and the highest quality set of assets.

I think Tom has done an excellent job of talking about the favorable structural outlook for aluminium in general and on a global scale. We certainly share that view and support it. In addition, he has spoken about the excellent fit, the complementarity between the assets of Rio Tinto and Alcan in the aluminium sector. And I can’t help but make the observation, again having been many years in this industry, that this is not the first time that people have observed there’s a very good complementary fit. Others have seen the complementary fit, but others have not completed that fit, and we plan to complete that fit.

I’m also very pleased with the shared values that I see. It is something that we knew before we began discussions with Rio Tinto. But I think during that process it reaffirmed our view that Rio Tinto and Alcan share many values, and will find the cultural fit in that regard very good. And I start that with shareholder value. I think we both share a view as to our objectives of creating shareholder value and the approach to doing so.

Secondly, the commitment to our people I think is very similar. And third, equally important, our commitment to EH&S, environmental health and safety, our commitment to sustainability and our commitment to the communities in which we operate.

Now having said that, I very much look forward to working with my new colleagues in Rio Tinto. And in that regard I’m going to turn it over to one of those new colleagues, Guy Elliott, who is in London now.

Guy Elliott  - Rio Tinto plc - CFO

Good morning everybody. I’m going to provide you with a bit more detail of the financial structure of this deal. I would first of all say that it meets our strategic criteria as regards quality and value. I’m then going to talk about the financial impact this deal has on Rio Tinto, and then I’m going to hand back to Paul to wrap up.

The first thing to say is that the financial rationale for this transaction is strong. We expect the acquisition to be earning accretive and cash flow positive in year one. In addition to that, it is value enhancing for Rio Tinto shareholders, by which I mean that it is net present value positive.

Now the offer it is subject to a number of conditions. First of all, there is the need for acceptance from two-thirds of the Alcan shareholders. Next, we need to receive Rio Tinto shareholder approval, and we also need a number of government and regulatory approvals. There is a break fee of 2.75% of our offer, or just over $1 billion, which is associated with this transaction. We’re going to be seeking Rio Tinto shareholders approval in September for this transaction, and we expect to close the transaction in the fourth quarter. The shareholder approval by Rio Tinto’s shareholders needs a majority of 50% in the combined Rio Tinto plc and Rio Tinto Limited registries.

Turning to synergies, we have identified $600 million of after-tax annual synergies in this combination. Now these synergies are largely derived from our complementary assets located in Northern Australia. But in addition to that, there are synergies available in R&D, procurement, financial and fiscal arrangements, and integration that would be typical in corporate and overhead areas. We expect that half of these synergies will apply in 2009, and that we’re going to reach the full runrate with effect from 2010.

Now because Rio Tinto has an upstream basis to most of its operation, we’re not going to have any synergies from the packaging operations, and from them we expect to realize full value through the sale process.

As Tom said, we also believe that there are additional benefits that arise from the sharing of best practice and technology. Rio Tinto’s IPT program is going to be critical in achieving this, as well as in facilitating the integration of the Alcan assets within Rio Tinto.

Moving on to the funding of the transaction, as Tom mentioned, the cash offer of $101 per Alcan share equates to a total equity value of $38.1 billion, and an enterprise value of $44 billion. Rio Tinto’s balance sheet and cash flow are in an extremely strong position. As such, we are able to fund the transaction by taking on additional debt, financed by the Royal Bank of Scotland, Deutsche Bank, Credit Suisse and Societe Generale. Our goal is to maintain a single A rating category. We’re therefore going to be seeking to deleverage the balance sheet upon completion of the transaction.

Now this is partly going to be achieved through our strong internal cash flows, partly by the divestment of the Packaging Division, and potentially other Alcan assets and other Rio Tinto assets which lack the scale and long-term competitive position to belong in the enlarged group. We expect to conclude some of these sales in the month after closing on the Alcan transaction. Of course, that is subject as always to the creation of value. Actually our existing $8 billion capital management program has been discontinued. Of course of that $8 billion, we have already completed $6.3 billion.

Turning to our dividend, we remain firmly committed to our progressive dividend policy. It has been increased by approximately 60% compound over the last three years. And that is going to remain unaffected by this transaction. Indeed, we think that our ordinary dividend is an important part of our overall investor proposition.

As a result of this transaction, obviously our gearing is going to rise. But Rio Tinto’s balance sheet has more than enough capacity to accommodate this transaction, with its present gearing levels being relatively low and cash flow high. We estimate that gearing will rise in the short-term following this transaction to about 64%. But with potential asset sales of noncore businesses that should reduce this number going forward.

Looking to the future, we believe that Rio Tinto will retain the balance sheet strength following the acquisition to continue to pursue both organic growth where it is attractive, and value adding M&A opportunities in line with our stated strategy with its focus on quality and value.

Now the Alcan Rio Tinto deal will create a Company of high-quality, low-cost, long-life assets which generate very strong cash flows. That is why it is right in line with Rio Tinto’s strategy. Pro forma combined revenues for 2006 total $49 billion. We should — I should point out that this number includes the Packaging Division, which had revenues of $6 billion in 2006. Pro forma EBITDA totaling $16.5 million, represents an increase of 30% over Rio Tinto, while net debt is forecast to increase from $2.4 billion to $46.3 billion immediately following the deal but before any disposals are made. Rio Tinto’s net debt to EBITDA ratio is expected to increase to 2.5 times before any disposals.

So drawing all this together, the transaction is a logical fit for Rio Tinto. It is consistent with our strategy of investing in high-quality, long-life, low-cost assets. It is both earnings accretive and cash flow positive in the first full year, and it will create considerable synergies between the two organizations. It is value enhancing for Rio Tinto shareholders, and it will transform Rio Tinto into the global leader in the aluminium industry. With that back to Paul.

Paul Skinner  - Rio Tinto plc - Chairman

I would like to conclude by reiterating our commitment to those key countries where our operations are located and where so many of our employees are based. First, it gives me particular pleasure to be here in Montreal today, given my prior involvement in Canada over many years, culminating in a period as Chairman of Shell Canada during the development of the Athabasca Oil Sands project. I think it is important to understand that Rio Tinto also has a long and strong commitment to both Canada and Quebec, and it is a mutually productive and a very successful relationship.

You can see from the slide the financial contribution we made in 2006, but that is only part of the story. We believe strongly in giving our management and employees the opportunity to making a significant contribution to shaping and driving the performance of our business. The opportunities that being part of a very large group with geographic and product diversity are numerous in terms of international commercial experience, cultural understanding, technical skill enhancement and personal development. We believe in making the best use of the talent we have across the group, and we look forward very much to working with the many talented Alcan people.

As far as the group’s structure in Canada and Quebec is concerned, we do not see the need for significant change. The Product Group’s headquarters, global headquarters, will be here in Montreal. And aluminium smelting technology research and development for the whole combined business will be in Quebec. The Chief Executive of Alcan, Dick Evans, will become the head of the combined Aluminium Product Group. And there will also be two nonexecutive members of the Alcan Board who will join the Rio Tinto Board in addition to Dick.

We are considering the basis for a secondary listing of Rio Tinto plc shares on the Toronto Stock exchange. And we also plan to establish a Canada forum to advise our Board on Canadian economic, political and social issues.

We’re also committed to creating the Rio Tinto Alcan Foundation with an endowment of C$200 million to be built up over five years as part of our ongoing commitment to Canada, to Quebec, to Alcan and to its employees.

Turning to Australia, this transaction opens the way for Australia to play a key role in a global aluminium industry leader. It creates a single larger global mining and refining business with the worldwide bauxite and alumina assets of Rio Tinto and Alcan, managed globally from Brisbane. It combines complementary Australian and New Zealand aluminium sector assets of Rio Tinto and Alcan, providing more opportunities for future integration and expansion of output.

It also provides Australian shareholders in our DLC structure with exposure to the global leader in aluminium with the scale, technical leadership and managerial capability to exploit current and emerging global markets. And it gives greater exposure to Australian assets currently held by Alcan.

There will be no dilution of our commitment to investment and growth in Australia. Our recent announcements on the Yarwun alumina refinery expansion and the massive scale of our continued iron ore expansion in the Pilbara region are a testament to this.

Turning to France. Rio Tinto has had an involvement in France since the late 1960s when we acquired a borax business with a milling operation in Coudekerque. This position was enhanced by the acquisition of Talc de Luzenac in the 1980s. Today, in addition, we have a research and development facility for our minerals operation in Toulouse.

We recognize that this transaction provides a step change in our asset base in France, in aluminium in particular. This is of course a well-established sector in France, and in which France has had a long history of leading in successful innovation. We look forward to benefiting from and building on that expertise and track record of innovation. As Tom said, the technology challenge will increase as energy costs rise and industry becomes more carbon constrained.

So in summary, the transaction brings together two businesses with complementary assets and with a common view of the right strategic business model to deliver long-term value. We strongly believe that the combined high-quality assets, skill, experience and scale will be key competitive advantages in the current environment of rising costs and increasing focus on climate change.

The deal is a milestone in Rio Tinto’s strategy of building a portfolio of high-quality, long-life, low-cost assets. We look forward to pursuing many more growth opportunities from the strong operational platform we have created across the Group.

Thank you very much for listening to us. And we will be now very happy to take any of your questions.

QUESTION AND ANSWER

Paul Skinner  - Rio Tinto plc - Chairman

I think we have an opportunity for questions in the room, but also over the telephone lines from elsewhere. If anybody would like to start?

Operator

This the operator from the telephone. I do have questions lined up already on the telephone.

Paul Skinner  - Rio Tinto plc - Chairman

Well, I think we will start taking one or two from you first then.

Operator

Victor Lazarovici, BMO.

Victor Lazarovici  - BMO - Analyst

I have got a bit of a technical question. Rio Tinto operates as one company but has two legal entities, the plc and the Limited. Could you explain or elaborate on the comment Mr. Skinner made towards the end that certain of Alcan’s assets would be purchased by the Australian legal entity? Which raised a broader question. You are buying Alcan’s shares. Presumably one of the two companies will buy the shares, and then in your intention to sell assets from one group into the other, or how technically will you achieve this?

Paul Skinner  - Rio Tinto plc - Chairman

I think I’m going to pass that question to Guy. Did you hear it clearly?

Guy Elliott  - Rio Tinto plc - CFO

Yes I did. The situation is that the offer is being made by a subsidiary of Rio Tinto plc in Canada technically speaking. And it will essentially move into the plc side of the DLC. Now of course these are very intricate and complex matters that I don’t think really are terribly germane to most shareholders, who quite rightly see the DLC as a single entity. But, in fact, legally speaking it is two different entities, with a contract between them and a shareholding between them.

And in this case we’re going to put the Alcan assets within the plc side of the DLC. Now it may be efficient subsequently to move the Australian assets that are held in that new — in that entity currently, Alcan, from Alcan, the Canadian company, into an Australian company, which would hold simply those Alcan assets which are in Australia. And the reason that we might do that is simply that franking credits are generated by the Australian companies, which are at the moment not being used within the Alcan structure as efficiently as they might be used within our Limited structure.

So I’m afraid that is rather a complex technical matter. But basically what it boils down to is the DLC are buying this company, and that we will then manage the tax structuring as best we can later on.

Victor Lazarovici  - BMO - Analyst

Okay, that is exactly what I was looking for.

Paul Skinner  - Rio Tinto plc - Chairman

Right. Let’s take another question over the telephone.

Operator

[Steve Kippsy], CVG.

Steve Kippsy  - CVG - Analyst

Could you just clarify, when you talked about getting approval from the Rio Tinto shareholders, what percentage of the shareholders do you need to approve the transaction?

Paul Skinner  - Rio Tinto plc - Chairman

I’m pretty sure that what we need is a simple majority of the combined vote of shareholders on our plc and Limited companies.

Operator

Vivek Pal, UBS.

Vivek Pal  - UBS - Analyst

(technical difficulty).

Paul Skinner  - Rio Tinto plc - Chairman

Could you repeat the third part? I got the hedging point and the floating component of debt point, but what was your third?

Vivek Pal  - UBS - Analyst

Any insight that you can provide from rating agencies.

Paul Skinner  - Rio Tinto plc - Chairman

I’m sorry, with the rating agencies. Guy, they are all in your domain, so would you like to take them?

Guy Elliott  - Rio Tinto plc - CFO

These are very fair questions. Hither to Rio Tinto’s existence we have mostly not hedged either foreign exchange, oil prices or interest rates. There are some exceptions to that, but broadly speaking we have chosen to expose shareholders to all the markets fully in which we are involved, and not to seek to limit those matters. And the reason that we have done that is that we think that is what our shareholders want. They are of course at liberty if they wish to hedge themselves on any particular risk.

Now it may be that we need to look at that question again, given the scale of, in particular, the debt which we’re taking on here. So that is a subject that we may consider. But if we made any change from that policy we would of course need to announce it. But up until now our stance has been that it should float.

Now moving on to the question of the agencies. We briefed the two main agencies last week about our intentions. They have both issued press releases today. Both of them are indicating, I think, that our present ratings are on — are under negative watch, as you would expect, I think, with such a large increase in our gearing. Now of course, this is — we are looking ahead a few weeks and months now, but it is our intention, as I have said I think in the presentation, that at the end of all this we should maintain a rating in the single A band. And so even if we do face a downgrade, it is not our intention to move below that level.

That is something which we will be discussing with the agencies. And of course very important to that is the rate at which we sell assets, as I was explaining earlier.

Paul Skinner  - Rio Tinto plc - Chairman

I hope that deals satisfactorily with the question.

Vivek Pal  - UBS - Analyst

And in terms of, I’m sorry, how much is floating, how much is fixed?

Paul Skinner  - Rio Tinto plc - Chairman

I’m sorry, Guy. There was a piece in the middle of that question about floating versus fixed.

Guy Elliott  - Rio Tinto plc - CFO

It is the same point really. We have none or very, very little fixed-rate debt. And as I said, we don’t hedge anything at the moment, either interest rates. We see it in the same ways as we see foreign exchange or prices. Now we can always look at that again, but that is the present policy.

Vivek Pal  - UBS - Analyst

You are not looking to absorb any of the [technical difficulty]?

Guy Elliott  - Rio Tinto plc - CFO

That is a different question. That is a different question as to whether we’re going to term it out. Of course, we will term it out. Absolutely, we will certainly need to term it out. This is a bridge finance that we have entered into for the moment. Some of it will be pushed out quite a few years. And we have a structure which will be more fully described in the circular as to how we’re going to do that. So I would foresee quite a bit of bond issuance coming up. And it could be that we consider as we do that that we may — we may, but it is not certain that we will — consider fixing the rates of some of that debt.

Paul Skinner  - Rio Tinto plc - Chairman

I am sure our audience will appreciate we are into quite a heavy communication program throughout the day, trying to cope with different time zones. I think I will therefore with regret have to say we’ve got time for two more quick questions, either from the room here or over the telephone. The room seems pretty satisfied, so let’s take two more from the telephone.

Operator

Harry Mateer, Lehman Brothers.

Harry Mateer  - Lehman Brothers - Analyst

A question about the structure and any potential guarantees in place between the new aluminum subsidiary and the Rio Tinto parent company. Do you intend to issue an upstream guarantee of Rio Tinto debt from the new Alcan assets, or will just be assumed and left as a stand-alone entity?

Paul Skinner  - Rio Tinto plc - Chairman

Guy, we are working you hard here, but —.

Guy Elliott  - Rio Tinto plc - CFO

Look, I think they’re probably are people who know the answer to that question. I don’t quite frankly. We will be exploring this matter in a bit more detail when we issue our circular.

Paul Skinner  - Rio Tinto plc - Chairman

But thank you for the question anyway. The last question please.

Operator

[Andy Baker], Jefferies.

Andy Baker  - Jefferies - Analyst

Congratulations on the deal. I was wondering if you could flesh out a little of the regulatory process you think you will have to go through on this transaction. I know there’re a lot of different countries you operate in, a lot of businesses, and I think it would be fairly tedious process. I wonder if you could give us guidance on that?

Paul Skinner  - Rio Tinto plc - Chairman

Tom, do you want to start on that, and maybe one will come in with some other points.

Tom Albanese  - Rio Tinto plc - CEO

Yes. We will have a regulatory work with respect to competition in the U.S., EU, Australia. We will have Investment Canada. We will have discussions with the Province of Quebec. Guy, if there’s anything you want to add to that or provide any detail around that, I would be happy for that.

Guy Elliott  - Rio Tinto plc - CFO

You may have mentioned first Australian Foreign Investment Review Board, and of course the antitrust authorities are another issue. But what I would just say in general is that with the help of Alcan, and with our own existing businesses in all these countries, we think that actually, particularly given the relative lack of concentration that this represents as compared to the Alcoa offer, that as a matter of fact the degree of regulatory complexity is much less than it is in the other case. We would actually say that the level of execution really in our proposal is considerably more attractive then Alcoa.

Paul Skinner  - Rio Tinto plc - Chairman

Thank you, Guy. I think that is actually a good summary of how we see the regulatory issue. So if I may at that point, with some apology to those whose questions have not been answered, in the interest of time and the integrity of our program today, I would like to just thank all of you who participated. I hope you found it useful. And thank you very much for your attendance. Goodbye.

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